Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Plan Administrator:
GE Security, Inc. 401(k) Retirement Plan,
We consent to the incorporation by reference in the registration statement (No 333-83164) on Form S-8 of General Electric Company of our report dated June 19, 2009, with respect to the statements of net assets available for benefits of the GE Security, Inc. 401(k) Retirement Plan, as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended, and related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of GE Security, Inc. 401(k) Retirement Plan.
/s/ KPMG LLP
Portland, Oregon
June 19, 2009